

August 30, 2012

<u>Via E-mail</u>
Paul Durham
Chief Financial Officer & Chief Accounting Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

      Re: Tsakos Energy Navigation Limited
      Form 20-F for Fiscal Year Ended December 31, 2011
      Filed on April 17, 2012
      File No. 001-31236

Dear Mr. Durham:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Lyn Shenk

      Lyn Shenk
      Branch Chief